Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: December 10, 2014

NEWS RELEASE

MERGER OF GTECH S.P.A. WITH AND INTO GEORGIA WORLDWIDE PLC

CASH EXIT RIGHTS EXERCISED FOR 11.3% OF THE SHARE CAPITAL

 PRE-EMPTIVE OFFER TO GTECH SHAREHOLDERS

BRIDGE FACILITY COMMITMENT TO BE FURTHER REDUCED TO

$6.0 BILLION

ROME, ITALY and PROVIDENCE, RHODE ISLAND (US) — December 10, 2014 —GTECH S.p.A. (“GTECH”) announced that the statutory cash exit rights in connection with the cross-border merger of GTECH with and into Georgia Worldwide PLC (the “Merger”) have been validly exercised with respect to 19,796,852 shares, for an aggregate amount of Euro 379.6 million at the liquidation amount of Euro 19.174 per share. Such shares represent 11.3% of GTECH’s current fully paid-up share capital and 11.4% of GTECH’s shares outstanding as of July 15, 2014, when the agreement for the acquisition of International Game Technology (NYSE: IGT) (the “Merger Agreement”) was executed.

GTECH shares for which cash exit rights were exercised must be offered to GTECH’s shareholders pursuant to Article 2437-quater of the Italian Civil Code. The offer period will be from December 11, 2014 through January 9, 2015, inclusive. Further terms and conditions of the offer are detailed in the notice published by GTECH in compliance with applicable laws and also available on www.gtech.com, at the Rome Companies’ Register, on the “1info” central storage device (www.1info.it), as well as in the December 11, 2014 edition of Il Sole24Ore.

The effectiveness of the exercise of the cash exit rights, and the pre-emptive offer, are subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the Merger and fixing the effective date of the Merger, and such order not having been cancelled or withdrawn.

Any shares that are not purchased through the pre-emptive offer may be offered by GTECH, at its sole discretion, on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. for at least one trading day prior to the completion of the Merger. In the event that, after any such offer, any shares remain unsold, such shares will be repurchased by GTECH.

Pursuant to the Merger Agreement, GTECH would have been permitted to terminate the Merger Agreement if cash exit rights had been exercised by shareholders representing 20% or more of GTECH’s 173,779,311 outstanding shares as of the date of the Merger Agreement.

Following the determination of the number of shares for which cash exit rights have been exercised, the commitment for GTECH’s 364-day senior bridge term loan credit facility for the financing of the acquisition of IGT (the “Bridge Facility”), will be further reduced. After giving effect to this reduction and the approximately $4.1 billion in previously announced reductions, the Bridge Facility commitment will have been reduced from the original amount of approximately $10.7 billion to approximately $6.0 billion (all Euro sub-facility commitments and reductions converted to dollars at an exchange rate of $1.36 per Euro). The Bridge Facility commitment of each lender will be reduced pro rata.

Related news releases: July 16; September 23; October 1 and 4; November 4, 10, and 12; December 2, 2014

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, as amended, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders held on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com